                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING



(Check One):
[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

         For period ended: March 31, 2000
                           ---------------

         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR

         For the transition period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

JDN Realty Corporation
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Full Name of Registrant


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Former Name if Applicable

359 East Paces Ferry Road, Suite 400
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Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30305
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]        (b)    The subject annual report, semi-annual report, transition
                     report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         SEE EXHIBIT A HERETO.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (2-99)
                                    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE
                                    COLLECTION OF INFORMATION CONTAINED IN THIS
                                    FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                                    FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                    NUMBER.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            John D. Harris, Jr.            (404)                    262-3252
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                   (Name)               (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                             JDN Realty Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 15, 2000                         By  /s/ John D. Harris, Jr.
     ---------------------                     ---------------------------------
                                               John D. Harris, Jr., Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                    EXHIBIT A

         In February 2000 the Registrant announced that a special committee of non-management members of the Board of Directors had been formed and had engaged legal counsel to assist it in conducting an investigation, which is continuing. The Registrant is in the process of recording transactions based on the special committee's findings to date, preparing the Registrant's financial statements for the year ended December 31, 1999 and restating the Registrant's financial statements for the years ended December 31, 1994 through 1998. The Registrant's independent accountants are in the process of auditing the Registrant's financial statements for the year ended December 31, 1999. Because the Registrant has not completed its preparation of these financial statements, the Registrant's accountants have not yet completed their audit and delivered their audit opinion.

         The foregoing matters have required significant management attention and resources and have resulted in the Registrant's inability to complete its financial statements and file its quarterly report for the quarter ended March 31, 2000 within the prescribed period without unreasonable effort or expense.